FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated September 30, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	NO	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

INTRODUCTORY NOTES

This Report sets forth unaudited financial statements and other financial and statistical information for the six-month period ended June 30, 2005, and shall be deemed to be incorporated by reference into and made a part of the Registration Statement on Form F-3 (No. 333-115102) of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”).

In this Report, unless otherwise indicated, all descriptions and financial information relate to the Company as a whole, and include both “SEK exclusive of the S-system and the “State Support System” (the “S-system”), each of which is described in detail herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately.

SEK is a “public company” according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the notation “publ” to its name.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the current views of our management as to future events. In addition, the Company may make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. The Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

•                  financial projections and estimates and their underlying assumptions;

•                  statements regarding plans, objectives and expectations relating to future operations and services;

•                  statements regarding the impact of regulatory initiatives on the Company’s operations;

•                  statements regarding general industry and macroeconomic growth rates and the Company’s performance relative to them; and

•                  statements regarding future performance.

Forward-looking statements generally are identified by the words “expect”, “anticipate”, “believe”, “aim”, “seek”, “intend”, “estimate”, “should”, and similar expressions.

Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. We caution you a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

•                  changes in general economic business conditions, especially in Sweden;

•                  changes and volatility in currency exchange and interest rates and the availability of funding in the international debt market;

•                  changes in government policy and regulations and in political and social conditions; and

•                  actions by the major rating agencies.

Unless otherwise indicated, amounts in parentheses in this Report relate to the same date, in the case of balance sheet items, and the same period in the case of income statement and cash flow items for, the preceding year, unless otherwise indicated.

References herein to “credits” mean credits as defined under the “old format”, unless otherwise indicated.

CURRENCY OF PRESENTATION

SEK publishes its financial statements in Swedish kronor (“Skr”). The following table sets forth for the calendar periods indicated certain information concerning the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Six-Month Period Ended June 30,
	2005	2004
	(Skr per U.S. dollar)

High	6.6855	7.725
Low	7.8114	7.0850
Average (1)	7.1992	7.5034

(1)     The average of the exchange rates on the last business day of each month during the period.

The noon buying rate on September 28, 2005 was Skr 7.8074 per U.S. dollar.

No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

THE COMPANY

Introduction

SEK is a public stock corporation wholly-owned by the Swedish State through the Ministry of Foreign Affairs (“Sweden” or the “State”).

SEK was founded in 1962 in order to strengthen the competitiveness of Swedish export industry by meeting the need for long-term credits. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as to otherwise engage in Swedish and international financing activities on commercial grounds.

SEK aims to be a strong financial partner for both customers and investors. With the Nordic region as its base and home market, SEK provides long-term financial solutions tailored for the private and public sectors. Business activities include export credits, lending, project financing, leasing, capital market products, as well as financial advisory and consulting services. SEK extends credits, or loans, under two principal lending systems. Credits on commercial terms at prevailing fixed or floating market rates of interest are provided under “SEK exclusive of the S-system”, and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates are provided under the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK against compensation.

From its roots and base in export credits, SEK’s product range has expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK’s clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments, an expertise that has earned international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of September 2005: AA+ from Standard & Poors and Aa1 from Moody’s Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

SEK has intensified as well as broadened both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has increased its financing of infrastructure projects with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK’s services and customer base reflects SEK’s efforts to become a broader-range finance house with specialists in a number of areas, while continuing to emphasize its traditional role as a long-term lender.

The increasing integration of business in the Nordic countries is consistent with SEK’s goal of having a position in the Nordic countries within its niche: long-term financial solutions. SEK´s representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK’s position in the Nordic market.

SEK has been involved in Sweden’s fast-growing trade with the countries in the Baltic region since the early 1990s. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and other Nordic business. Within the framework of these activities there are also links to the business opportunities that can be created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe.

SEK’s relationship with domestic, Nordic and other international investors and partners enhances its ability to develop financial solutions which meet its customers’ requirements. This network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

The address of the Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden, and the Company’s telephone number is 011-46-8-613-8300.  The Company’s authorized representative in the United States is the Consulate General of Sweden, One Dag Hammarskjöld Plaza, 885 Second Avenue, New York, NY 10017, and the telephone number is (212) 583-2550.

Selected Balance Sheet and Counterparty Information

Although SEK provides financing for transactions involving public and private buyers throughout the world, its counterparty exposures are largely to Sweden and other highly rated OECD states and major Swedish and international banks and credit institutions. (See table below.)

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	June 30, 2005		December 31, 2004		June 30 2005		December 31, 2004		June 30, 2005		December 31, 2004
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	30.4	15	25.4	15	24.2	13	19.4	13	6.2	34	6.0	35
Municipalities	12.6	6	10.5	6	11.6	7	10.1	7	1	5	0.4	2
Mortgage institutions	7.7	4	4.3	3	7.7	4	4.3	3	—	—	—	—
Banks	99.1	49	77.1	46	90.9	49	71.5	47	8.2	44	5.6	33
Other credit institutions	37.6	18	35.7	21	35.2	19	31.2	21	2.4	13	4.5	26
Corporations	16.0	8	14.9	9	15.3	8	14.2	9	0.7	4	0.7	4
Total	203.4	100	167.9	100	184.9	100	150.7	100	18.5	100	17.2	100

The following table sets forth certain data regarding SEK’s credits outstanding and debt outstanding at June 30, 2005 and 2004:

	June 30,
(In millions of Skr)	2005	2004
Total credits outstanding (old format)	72,441	59,392
Total credits outstanding (new format) (1)	40,142	33,109
Of which S-system	7,885	7,848
Total debt outstanding	180,838	141,909
Of which S-system	372	554

(1)                                      In addition to the amounts of credits outstanding reported on this line, SEK also had outstanding credits granted against documentation in form of securities amounting to Skr 38,652.9 million at June 30, 2005 and Skr 31,003.7 million at June 30,2004. According to Swedish legislation and accounting practice such credits are reported under the heading interest-bearing securities. The amount of deposits with banks, repurchase agreements and cash on demand included in total credits outstanding (new format) was Skr 6,212.4 million at June 30, 2005 and Skr 4,719.9 million at June 30, 2004. This amount of deposits fluctuates depending on changes in SEK’s liquidity position.

Amounts of credits reported under the “old format” include all credits -- i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation -- and these amounts do, in the opinion of SEK’s management, reflect the real credit/lending volumes of SEK. Therefore, references in this Report to lending volumes reflect the old format, unless otherwise stated.

Lending Operations

SEK’s total volume of new customer financial transactions during the first six months of 2005 amounted to Skr 25.5 billion (11.2).

New customer financial transactions:

	January-	January-
(Skr billion)	June, 2005	June, 2004
Export credits	4.1	2.1
Infrastructure credits	7.1	3.1
Other direct lending	11.5	4.0
Syndicated customer transactions	2.8	2.0
Total	25.5	11.2

The aggregate amount of outstanding offers for new credits has continued to increase during the period and reached Skr 47.8 billion at June 30, 2005 (y-e: 39.1).

The total amount of credits outstanding and credits committed though not yet disbursed also increased during the period and amounted to Skr 89.3 billion at June 30, 2005 (y-e: 73.4), of which Skr 72.4 billion (y-e: 57.9) represented credits outstanding.

The following table sets forth certain data regarding SEK’s lending operations for the six-month periods ended June 30, 2005 and 2004:

	Six-Month Period Ended June 30,
(In millions of Skr)	2005	2004
Offers of long-term credits accepted	22,656	9,224
Of which S-system	93	554
Total credits outstanding at June 30 (old format)	72,441	59,392
Of which S-System	7,885	7,848
Total credit commitments outstanding at June 30	16,908	14,671
Of which S-System	9,816	9,581

Borrowing Operations

During the period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 29.2 billion (Skr 23.8 billion for the six-month period ended June 30, 2004), or USD 4.1 billion (3.3).

SEK has been very active in the capital markets in 2005. SEK’s borrowing operations continue to stand on a stable and well-diversified foundation. In June, a EUR 50 million non-perpetual subordinated debt issue maturing in 2010 was redeemed and replaced by a similar structure maturing in 2015. SEK has continued to issue global bonds. In July, SEK launched its fourth global USD-denominated bond issue, which amounted to USD 1 billion with a five-year maturity.

CONTROL OF REGISTRANT AND CAPITAL SECURITIES

The following table sets forth the current share ownership of the Company:

	Ownership	Number of Shares

Kingdom of Sweden	Appr. 64.65%	640,000	Class A Shares
Kingdom of Sweden	Appr. 35.35%	350,000	Class B Shares
Total	100.00%	990,000

On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK. The State owns all of the Class A shares and Class B shares.

During the three year period from June 2000 to June 2003 the State held 64.65 % of the Company’s voting shares, with the other 35.35 % held by ABB Structured Finance Investment AB. Prior to that date, the State held 50 percent of the Company’s voting shares, with the other 50 percent held by major commercial banks in Sweden.

RATIOS OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges of the Company for the calendar periods indicated below are as follows:

	Six-Month Period Ended June 30,
	2005	2004

Swedish GAAP	1.09	1.15

U.S. GAAP	0.55	1.08

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the period, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in “SEK (exclusive of the S-system)”.

There have been and are expected to continue to be significant differences between SEK’s net profit and shareholders’ funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP.  Based on its experience and knowledge of the functioning of SEK’s economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders’ funds.  For a discussion of the differences between Swedish GAAP and U.S. GAAP, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and Note 14 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Operating Results

Operating profit for the six months ended June 30, 2005, was Skr 238.3 million (307.8 for the six month period ending June 30, 2004). Net interest earnings totaled Skr 369.2 million (418.0 for the six month period ending June 30, 2004). The decrease in net interest earnings was due mainly to a decline in earnings from the investment portfolio (see below).

The contribution to net interest earnings from assets which are economically managed as debt-financed was Skr 276.1 million for the six month period ending June 30, 2005,  (279.5 for the six month period ending June 30, 2004). Lower margins on debt-financed assets were mainly compensated by higher volumes.  Average volume of debt-financed assets for the six month period ending June 30, 2005  totaled Skr 155.5 billion (136.2 for the six month period ended June 30, 2004), and the average margin of such volume for the respective periods was 0.36 percent p.a. (0.41 for the six months ended June 30, 2004). The decrease in average margin was due to low borrowing activities in the corporate sector. (See also “Business Activities” below.)

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, decreased substantially to Skr 93.1 million for the six months period ending June 30, 2005 (138.5 for the six month period ending June 30, 2004). The decline was due to a significant lower average yield in the portfolio where some long-term, fixed-rate assets with high interest rates have matured and been reinvested at substantially lower interest rates.

Administrative expenses totaled Skr 119.4 million (113.2 for the six month period ending June 30, 2004),  not including any incurred costs related to the general incentive system compared to costs amounting to Skr 9.1 million in the first half of 2004. The increase in administrative expenses was due mainly to costs related to compliance with new and pending regulations regarding capital adequacy, financial reporting, and corporate governance. Additional costs for these matters are included in commissions incurred.

Depreciations of non-financial assets amounted to Skr 15.0 million (12.3 for the six month period ending June 30, 2004). The increase reflected amounts recorded for the portions of SEK´s new IT system that were in essential parts concluded during the second half of 2004.

No credit losses were incurred.

The annualized return on equity for the six months ended June 30, 2005, was 14.1 percent (20.9 percent for the six month period ending June 30, 2004) before taxes, and 10.1 percent (15.0 percent for the six month period ending June 30, 2004) after taxes, respectively.

Net profit for the six months ended June 30, 2005, was Skr 165.8 million (221.4 for the six month period ending June 30, 2004), after charges for taxes amounting to Skr 72.5 million (86.4 for the six month period ending June 30, 2004).

SEK’s net profit for the first half of 2005, reconciled to U.S. GAAP, produced a net loss of Skr 1,690.7 million, compared to a net loss of Skr 3.0 million in the first half of 2004.

The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a negative adjustment of Skr 1,856.5 million for the first half of 2005, compared to a negative adjustment of Skr 224.4 million in the first half of 2004.

These substantially higher adjustments during the first half of 2005, when compared to the first half of 2004, were primarily the result of the application, beginning in 2001, of Statement of Financial Accounting Standard 133 (SFAS 133), which has increased the volatility of SEK’s U.S. GAAP net income and shareholders’ equity.  SFAS 133 requires, among other things, that changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship must be recognized currently in the income statement.

Positive adjustments to U.S. GAAP income for derivatives and hedging activities, before related tax effects, amounted to Skr 557.1 million in 2005, compared to negative adjustments in the first half of 2004 (Skr 141.0 million). Because a substantial portion of the Company’s assets, liabilities and derivatives were structured to qualify for hedge accounting under SFAS 133 from July 1, 2002, after that date there has been a substantial reduction in volatility in U.S. GAAP income. Even so, for the first half of 2005 the interest rate fluctuations related to the contracts not qualifying for hedge accounting (even though economically hedged) have been substantial, thus creating a substantially higher adjustment than for the corresponding period in 2004.  A main component of the volatility in income for derivatives and hedging activities is related to derivatives acquired to manage interest risk in the portfolio of held-to-maturity securities for which hedge accounting is not permitted under U.S. GAAP. Another main component of the volatility is related to derivatives that are used to hedge perpetual subordinated debt but which do not yet qualify for hedge accounting. It should be noted that SEK is economically hedged for transactions on which hedge accounting is applicable under Swedish GAAP but not under U.S. GAAP. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders’ funds related to transactions that qualify for hedge accounting under Swedish GAAP but not under U.S. GAAP.

Related to this development is the impact of adjustments under U.S. GAAP for changes in currency exchange rates affecting the fair value of foreign currency denominated instruments in SEK’s available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133 and the carrying value of their related funding. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders’ equity, but the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Because of the depreciation of the Swedish kronor against funding currencies was greater during the first half of 2005 than during first half of 2004, SEK reported negative adjustments to net profit for foreign exchange differences, before related tax effects, of Skr 3,130.8 million during the first half of 2005 compared to Skr 194.9 million during the first half of 2004 (with corresponding positive adjustments to other comprehensive income of Skr 3,130.8 million during the first half of 2005 and of Skr 194.9 million during the first half of 2004). It should be noted that SEK manages its investments and financing to be economically neutral with respect to changes in the exchange rate of the Swedish Krona. For purpose of Swedish GAAP reporting, the effect of all such exchange rate movements are reflected within earnings resulting in offsetting recognition of the impact of favourable and unfavourable exchange movements on foreign currency transactions. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income related to foreign currency denominated instruments in the available-for-sale portfolio.

See Note 14 to the Consolidated Financial Statements.

Business Activities

The market continued to be characterized by high liquidity and strong price competition. Even so, SEK reached its highest level of new lending transactions ever during the first six-month period of 2005. Increased volumes were reached in the financial sector and the public sector, and in infrastructure credits. The corporate sector had overall low borrowing activities and a low level of investments which, combined with fierce competition within the international banking system, resulted in a lower number of transactions than expected. The margins were lower than previously in all sectors.

SEK’s total volume of new customer financial transactions during the first six months of 2005 amounted to Skr 25.5 billion (11.2 for the six months ended June 30, 2004).

New customer financial transactions:

	January-	January-
(Skr billion)	June, 2005	June, 2004
Export credits	4.1	2.1
Infrastructure credits	7.1	3.1
Other direct lending	11.5	4.0
Syndicated customer transactions	2.8	2.0
Total	25.5	11.2

The aggregate amount of outstanding offers for new credits has continued to increase during the period and reached Skr 47.8 billion at period-end (y-e: 39.1).

The total amount of credits outstanding and credits committed though not yet disbursed also increased during the period and amounted to Skr 89.3 billion at period-end (y-e: 73.4), of which Skr 72.4 billion (y-e: 57.9) represented credits outstanding.

In August, SEK expanded its financial consulting services through an acquisition, which gives SEK a strengthened strategic position within the segment.

Total Assets, Liquidity, and Capital Adequacy

SEK’s total assets at period-end increased to Skr 199.4 billion (y-e: 162.1). The increase was due to a high volume of new transactions but also to currency exchange effects related to a weaker Swedish Krona.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There have been no major shifts in the break-down of SEK’s counterparty risk exposures. Of the total risk exposures, as of June 30, 2005, 71 percent (70 percent at December 31, 2004) were against banks, mortgage institutions and other financial institutions; 15 percent (15 percent at December 31, 2004) were against highly rated OECD states; 8 percent (9 percent at December 31, 2004) were against corporations; and 6 percent (6 percent at December 31, 2004) were against local and regional authorities.

SEK has a capital adequacy ratio well above the minimum required by law. At period-end, SEK’s adjusted total capital adequacy ratio was 17.3 percent (y-e: 17.9), of which 11.0 percent (y-e: 11.9) represented adjusted Tier-1. The primary reason for the lower ratios is the increased level of assets carrying a 20% risk weighting. Regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was 15.9 percent at period-end (y-e: 16.3), of which 9.6 percent (y-e: 10.2) represented Tier-1. The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory capital base.

In July, SEK submitted an application to the Swedish Financial Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basel II. The new capital adequacy regulations will be effective by January 1, 2007.

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.

However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	June 30, 2005			December 31, 2004			June 30, 2005			December 31, 2004
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	199,373	39,154	3,132	162,066	34,385	2,751	199,455	39,236	3,138	162,144	34,466	2,757
Off-balance sheet items	18,492	2,944	236	17,273	2,891	232	18,492	2,944	236	17,273	2,891	232
Other exposures	n.a.	26	2	e.t.	36	3	n.a.	26	2	e.t.	36	3
Total	217,865	42,124	3,370	179,339	37,312	2,986	217,947	42,206	3,376	179,417	37,393	2,992

Breakdown by category:
A. Riskweight 0%	56,881	—	—	46,327	—	—	56,881	—	—	46,327	—	—
B1. Riskweight 10%	5,643	564	45	4,183	418	33	5,643	564	45	4,183	418	33
B2. Riskweight 20%	116,069	23,214	1,857	96,291	19,258	1,541	116,069	23,214	1,857	96,288	19,258	1,541
C. Riskweight 50%	542	271	22	816	408	33	542	271	22	816	408	33
D. Riskweight 100%	14,458	14,458	1,157	14,470	14,470	1,158	14,540	14,540	1,163	14,551	14,551	1,164
E. Market exposures	24,272	3,617	289	17,252	2,758	221	24,272	3,617	289	17,252	2,758	221
Total	217,865	42,124	3,370	179,339	37,312	2,986	217,947	42,206	3,376	179,417	37,393	2,992

II. Capital base (A)

	Consolidated Group		Parent Company
	6/2005	12/2004	6/2005	12/2004
Tier-1 capital	4,024	3,823	4,057	3,852
Tier-2 capital	2,674	2,256	2,670	2,252
Of which:
Upper Tier-2	2,202	1,806	2,198	1,802
Lower Tier-2	472	450	472	450
Total	6,698	6,079	6,727	6,104

Adjusted Tier-1 capital	4,624	4,423	4,657	4,452
Adjusted Total	7,298	6,679	7,327	6,704

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	6/2005	12/2004	6/2005	12/2004
Total	15.9%	16.3%	16.0%	16.3%
Of which:
Tier-1 ratio	9.6%	10.2%	9.6%	10.3%
Tier-2 ratio	6.3%	6.1%	6.4%	6.0%
Of which:
Upper Tier-2 ratio	5.2%	4.9%	5.3%	4.8%
Lower Tier-2 ratio	1.1%	1.2%	1.1%	1.2%
Adjusted Total	17.3%	17.9%	17.4%	17.9%
Of which: Adj. Tier-1 ratio	11.0%	11.9%	11.0%	11.9%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
June 30, 2005
Derivative financial contracts
Currency related agreements	155,814	7,148	4,375	2,773	2,233	1,477	4,040	702	4,003	143
Interest rate related contracts	201,807	1,343	874	469	7,052	307	341	3,620	1,167	887
Equity related contracts	5,640	705	327	378	211	146	11	0	10	—
Commodity related contracts, etc	3,104	282	44	238	208	119	—	—	6	—
Total derivative contracts	366,365	9,478	5,620	3,858	9,704	2,049	4,392	4,322	5,186	1,030
Other off-balance sheet contracts
and commitments:
Repurchase agreements etc. (repos)	88	88	—	88	—	—
Undisbursed credits	17,852	8,926	—	8,926	—	895
Total	384,305	18,492	5,620	12,872	9,704	2,944

December 31, 2004
Derivative financial contracts:
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total	302,273	17,273	2,182	15,091	15,383	2,891

(A)      The capital base includes the profit for the six-month period ended June 30, 2005. Tier-2 capital in the form of non-perpetual, subordinated loan amounting to EUR 50 million maturing June 21, 2010, have been redeemed and replaced by a similar transaction maturing June 30, 2015.

(B)        In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

INCOME STATEMENTS (UNAUDITED)

SEK (exclusive of the S-system)

	January-June, 2005		January-June, 2004		January-December, 2004
	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company	Group	Company
Interest revenues	2,912.0	2,913.4	2,480.0	2,481.4	5,055.4	5,058.2
Interest expenses	-2,542.8	-2,542.9	-2,062.0	-2,062.0	-4,253.7	-4,253.9
Net interest revenues	369.2	370.5	418.0	419.4	801.7	804.3
Commissions earned	6.9	3.1	9.1	3.7	15.9	6.9
Commissions incurred	-16.8	-16.7	-8.6	-8.6	-17.2	-17.3
Remuneration from the S-system	12.3	12.3	9.8	9.8	17.9	17.9
Net results of financial transactions (Note 2, 3)	1.2	1.1	4.8	4.8	5.3	5.4
Other operating income	0.2	1.7	0.5	0.6	0.3	1.4
Administrative expenses	-119.4	-116.2	-113.2	-112.3	-230.3	-227.4
Depreciations of non-financial assets	-15.0	-13.9	-12.3	-11.2	-26.4	-24.2
Other operating expenses	-0.3	0.0	-0.3	0.0	-0.7	-0.1
Recovered credit loss	—	—	—	—	45.3	45.3
Operating profit	238.3	241.9	307.8	306.2	611.8	612.2
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	9.9
Taxes (Note 6)	-72.5	-73.0	-86.4	-85.7	-172.2	-174.5
Net profit for the period	165.8	168.9	221.4	220.5	439.6	447.6

Earnings per share, Skr (Note 12)	167		224		444

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-June, 2005	January-June, 2004	January-December, 2004
Interest revenues	173.8	197.1	384.1
Interest expenses	-146.3	-173.6	-350.2
Net interest revenues	27.5	23.5	33.9
Remuneration to SEK	-12.3	-9.8	-17.9
Foreign exchange effects	-3.1	1.2	2.9
Reimbursement from (+) / to (-) the State	-12.1	-14.9	-18.9
Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)

	April-	January-	April-	January-
Consolidated Group (Skr mn)	June, 2005	March, 2005	June, 2004	March, 2004
Interest revenues	1,518.4	1,393.6	1,258.5	1,221.5
Interest expenses	-1,332.6	-1,210.2	-1,039.6	-1,022.4
Net interest revenues	185.8	183.4	218.9	199.1
Operating revenues	5.2	15.4	13.8	10.4
Operating expenses	-78.3	-73.2	-68.5	-65.9
Operating profit	112.7	125.6	164.2	143.6
Taxes	-34.5	-38.0	-46.1	-40.3
Net profit for the period	78.2	87.6	118.1	103.3

BALANCE SHEETS (UNAUDITED)

	June 30, 2005			December 31, 2004
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	0.0
Treasuries/government bonds	1,985.7	1,985.7	0.0	2,709.3	2,709.3	59.7
Of which current assets	(1,694.5)	(1,694.5)	0.0	(2,436.4)	(2,436.4)	(59.7)
Of which fixed assets	(291.1)	(291.1)	—	(272.9)	(272.9)	—
Credits to credit institutions (Note 9)	14,326.7	14,326.0	4,142.3	12,773.9	12,771.2	3,196.5
Credits to the public (Note 9)	25,815.5	25,815.5	3,742.7	19,948.4	19,948.4	3,551.0
Other interest-bearing securities	142,900.2	142,900.2	—	115,279.2	115,279.2	—
Of which current assets	(103,837.5)	(103,837.5)	—	(84,150.1)	(84,150.1)	—
Of which fixed assets	(39,062.7)	(39,062.7)	—	(31,129.1)	(31,129.1)	—
Of which credits (Note 8)	(38,652.9)	(38,652.9)	—	(31,106.2)	(31,106.2)	—
Shares in subsidiaries	n.a.	118.5	—	n.a.	118.5	—
Non-financial assets	203.4	90.5	—	215.7	101.8	—
Other assets	10,379.0	10,457.1	7.0	7,676.7	7,752.7	0.9
Prepaid expenses and accrued revenues	3,762.5	3,761.5	121.6	3,463.0	3,462.9	104.1
Total assets (Note 11)	199,373.0	199,455.0	8,013.6	162,066.2	162,144.0	6,912.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	491.5	501.5	6.0	700.9	710.9	1.5
Borrowing from the public	40.4	45.3	0.0	81.1	86.0	0.0
Senior securities issued	180,306.1	180,306.1	365.7	140,348.6	140,348.6	524.7
Other liabilities	7,756.0	7,796.4	95.1	11,177.6	11,218.5	103.8
Lending/(borrowing) between SEK and the S-system	—	—	7,410.9	—	—	6,170.9
Accrued expenses and prepaid revenues	3,622.1	3,621.1	135.9	3,210.1	3,207.6	111.3
Allocations	391.2	17.5	—	391.4	17.6	—
Subordinated securities issued	3,208.1	3,208.1	—	2,764.7	2,764.7	—

Total liabilities and allocations	195,815.4	195,496.0	8,013.6	158,674.4	158,353.9	6,912.2

Untaxed reserves	n.a.	1,334.6	—	n.a.	1,334.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,169.9	208.3	—	1,170.8	209.4	—
Total non-distributable capital	2,159.9	1,198.3	—	2,160.8	1,199.4	—
Profit carried forward	1,231.9	1,257.2	—	791.4	808.5	—
Net profit for the period	165.8	168.9	—	439.6	447.6	—
Total distributable capital	1,397.7	1,426.1	—	1,231.0	1,256.1	—
Total shareholders’ funds	3,557.6	2,624.4	—	3,391.8	2,455.5	—
Total liabilities, allocations and shareholders’ funds	199,373.0	199,455.0	8,013.6	162,066.2	162,144.0	6,912.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	88.3	88.3	—	98.5	98.5	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	17,851.9	17,851.9	9,816.3	16,352.6	16,352.6	10,225.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-June, 2005	January-December, 2004
Opening balance of shareholders’ funds	3,391.8	2,952.2
Dividend paid	—	—
Net profit for the period	165.8	439.6
Closing balance of shareholders’ funds	3,557.6	3,391.8

STATEMENTS OF CASH FLOWS (UNAUDITED)(A)

	January-June 2005		January-June 2004
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Cash flows from operating activities

Net profit for the period	165.8	168.9	218.5	217.6
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	—	n.a	—
Increase(+)/decrease(-) in deferred taxes	—	—	—	—
Depreciations	15.0	13.9	12.3	11.2
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	-299.5	-298.7	-170.9	-170.9
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	412.0	413.6	349.5	349.9
Decrease(+)/increase(-) in derivative instruments
with positive or negative values	-6,795.2	-6,795.2	-802.3	-802.3
Other changes - net	671.1	668.8	-263.2	-262.3
Disbursements of credits (B)	9,293.3	9,293.3	5,277.2	5,277.2
Repayments of credits, including effects of currency translations	-16,394.9	-16,394.9	-3,826.6	-3,826.6
Net increase(-)/decrease(+) in bonds and securities held (C)	-26,897.3	-26,897.3	-16,395.1	-16,395.1
Other changes related to credits - net (B)	-318.3	-320.4	6,182.2	6,182.8
Net cash (used in)/provided by operating activities	-40,148.0	-40,148.0	-9,418.4	-9,418.5

Cash flows from investing activities

Capital expenditures	-2.7	-2.7	-23.5	-23.4
Net cash (used in)/provided by investing activities	-2.7	-2.7	-23.5	-23.4

Cash flows from financing activities

Net decrease (-)/increase (+) in originally short-term debt	4,899.3	4,899.3	-719.8	-719.8
Proceeds from issuance of long-term senior debt	29,199.3	29,199.3	23,811.7	23,811.7
Proceeds from issuance of long-term subordinated debt	471.9	471.9	0.0	0.0
Repayments of long-term senior subordinated debt	-471.9	-471.9	0.0	0.0
Adjustment of long-term subordinated debt due to currency translations	443.4	443.4	97.3	97.3
Repayments of long-term senior debt, including effects of currency translations	5,482.7	5,482.7	-9,075.7	-9,075.7
Dividend paid	—	—	—	—
Own long-term debt repurchased, net change	126.0	126.0	-4,671.6	-4,671.6
Net cash (used in)/provided by financing activities	40,150.7	40,150.7	9,441.9	9,441.9

Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0
Cash and cash equivalents at end of period (B)	0.0	0.0	0.0	0.0

(A)      The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards RR 7 — Accounting Recommendation for Cash Flows.

(B)        Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes - net. The amount of deposits with banks at June 30, 2005 was Skr 4,701.0 million (3,312.3).

Such amounts are not included in the amounts of Cash in hand on the balance sheet.

(C)        Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.

SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All amounts are in Skr million, unless otherwise indicated.

Introductory Note.

The Parent Company compared with the Consolidated Group

The Company reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

The Consolidated Group (the “Consolidated Group” or the “Group”) comprises SEK (the “Parent Company”) and its wholly-owned subsidiaries AB SEKTIONEN, AB SEK Securities and SEK Advisory Services AB (the “Subsidiaries”).  AB SEKTIONEN’s most material asset is its building, serving as SEK’s headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority.  SEK Advisory Services AB objective is to engage in advisory services. SEK Advisory Services AB was established in 2004.

The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

Note 1.                                                          Accounting principles applied

Introduction

Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, is adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

The regulations include, among other things, specific rules for “hedge accounting”. Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same. Hedge accounting has also been applied in prior years.

Implementation of International Financial Reporting Standards

According to the EU-directives on the application of international accounting standards, consolidated accounts of companies with listed debt or equity instruments should be prepared in conformity with the International Financial Reporting Standards (“IFRS”) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. This possibility has been implemented in Swedish law. Since SEK will be subject to these transitional provisions, due to the fact that SEK has issued listed debt securities but not issued listed equity instruments, the application of IFRS will not be compulsory for SEK until January 1, 2007.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 as the area where the application of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant amendments to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

A conversion project for applying IFRS is in progress.  As the rules in IAS 39 have continued to develop during 2005, no final assessment has been made. SEK are thoroughly following the current development within IASB and legislative bodies. The project is evaluating which methods for hedge accounting or equivalent treatment to be used in accordance with IAS 39 best presenting a true and fair view of SEK’s hedging activities.

The following accounting policies have been applied:

(a)                                  Consolidation.  The consolidated financial statements have been drawn up in accordance with the Swedish Financial Accounting Standards Council’s recommendation number 1:00, Consolidated Accounts, based on the purchase method.

No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of “allocations”. Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation “n.a.” has been used.

(b)                                 S-system.  SEK administers, against compensation, the state’s export credit support system, and the state’s tied aid credit program (the “S-system”). Pursuant to agreements between SEK and the state, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the state. Settlements of such are made in arrears every three months. Claims for reimbursement from the state (and liabilities for reimbursement to the state) are reported as “Due from the state” until settled. CIRR credits represents credits granted under a state-supported system where rates for new credits are subject to periodic review by OECD. Concessionary credits represents credits that are granted under a state-supported system for exports to certain developing countries.

Results in the S-system by Type of Credit

	CIRR credits		Concessionary credits		Net result for S-system
(Skr mn)	2005-06	2004-06	2005-06	2004-06	2005-06	2004-06

Interest Revenues/(expenses)	73.2	90.4	-45.7	-66.9	27.5	23.5
Renumeration to SEK	-10.4	-7.2	-1.8	-2.6	-12.3	-9.8
Foreign exchange differences	-3.1	1.2	0.0	0.0	-3.1	1.2

Total	59.7	84.4	-47.6	-69.5	12.1	14.9

(c)                                  S-system statements.  Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

With regard to balance-sheet statements, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance-sheet statements are also included columns with the heading “Of which S-system”, where the S-system-related items are shown separately.

Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the state as described in Note 1(b).

(d)                                 Accrual basis accounting.  The SEK-group applies the accrual basis of accounting.

(e)                                  Settlement or business date reporting.  The reporting on the balance sheet is based on business transaction dates, however, in the case of credits and debt, on settlement dates.

(f)                                    Gross basis reporting.  The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

(g)                                 Current and fixed financial assets. Financial assets are classified as “current financial assets” or “fixed financial assets”.  Fixed financial assets are assets which the Company has the intention and ability to hold to maturity. Current financial assets are all financial assets other than fixed assets.

(h)                                 Untaxed reserves.  In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

(i)                                     Currency translation.  Assets and liabilities in foreign currencies have been translated to Swedish kronor at the year-end exchange rates (see Note 2). Currency exchange effects are included as one component of “net results of financial transactions”.

Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

(j)                                     Securities.  The following principles have been applied with regard to interest-bearing securities (“securities” or “interest-bearing securities”):

Securities which are economically managed to provide the company a market rate of interest earning on the investment of its equity are acquired with the intention of holding such through maturity (“held-to-maturity account securities”), are classified as fixed financial assets and reported at amortized cost.

Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, and aimed to be held to maturity (“held-to-maturity account securities”), are reported on the balance sheet as one component of securities classified as fixed financial assets and reported at amortized cost.

Securities included in interest-rate and currency-exchange-rate hedged transactions (“hedge account securities”) are classified as current financial assets and reported — in accordance with the hedge accounting rules – at amortized cost. Hedge account securities are offset by other financial instruments, mostly liabilities, with matching principal or notional amounts, interest rates and currencies, such that the Company’s exposure to changes in net values of the same due to movements in interest and exchange rates is hedged.

Securities in the Trading Portfolio (“trading accounts securities” or “Trading Securities”), as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company’s policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority’s regulations.

Realized gains and losses in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions. Such amortized gains or losses are not at present a material component of assets and liabilities.

The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) “Treasuries, etc., eligible for refinancing with central banks”, and  (ii)  “Other interest-bearing securities”.  SEK has no legal right to refinance any securities with the Swedish Central Bank. SEK has, therefore, determined to instead use the term “Treasuries/government bonds”. All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to “Treasuries/government bonds” and to “Other interest-bearing securities”.

(k)                                  Deposits.  Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of “credits to credit institutions”.

(l)                                     Repurchase agreements and bond lending.  Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties will — although not formally representing collateral — be reported under the heading “collateral provided”.

(m)                               Past-due and doubtful credits.  Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Doubtful credits (or other assets) are credits (or other assets) that are past due or where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

(n)                                 Provisions for probable credit losses.  Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. No such provisions were made in the six-month period ending June 30, 2005 nor in the year ending December 31,2004. There has been no need to make any provision in groups for individually valued claims.

(o)                                 Depreciations.  Office equipment is depreciated on a straight-line method over an estimated useful life of five years. Buildings and building equipment relating to the building held by the acquired subsidiary AB SEKTIONEN, are also depreciated on the straight line method over an estimated useful life of 67 years. Intangible assets, i.e. capitalized IT software investments are amortized by 20 percent per year from the date the asset is available for use. (See also Note 1(s).)

(p)                                 Reacquired debt.  SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenor of the instrument.

(q)                                 Derivative instruments.  In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, for the purpose of hedging or eliminating SEK’s interest-rate and currency-exchange-rate exposures.

Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of “other assets” or “other liabilities”, as the case may be. The amounts included in “other assets” or “other liabilities”, related to such instruments, only reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority’s regulations.

(r)                                    Pension obligations.  The Company sponsors a defined benefit multiemployer plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The standard includes, among other things, how to account for and provide information on remuneration in the form of pension commitments. The standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Such information has not yet been made available for the Company. Under such circumstances, the Company has accounted for its pension costs under the multiemployer plan arrangement as if the plan were a defined contribution plan arrangement, i.e. as set out in paragraph 30 of IAS 19. The application of RR 29 has not had any material effect on this report.

(s)                                  Intangible assets. The Swedish Financial Accounting Standards RR15, Intangible Assets, has been applied regarding the capitalized part of the investment in the IT-system. As regard to IT-system, the capitalized part includes expenses that are considered to be related to the intangible asset, including but not limited to consultant fees and expenses for own personnel contributing in producing the intangible asset.

(t)                                    Income tax. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is expected tax payable on the taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

(u)                                 Certain references.  In certain cases, references are made in the “Notes to the income statements, balance sheets, and statements of cash-flows” to information included in other sections of this annual report. Such information shall be deemed to be included herein by reference.

Note 2.                                                          Foreign Exchange Gains/Losses

All foreign exchange gains and losses are recognized currently in income under the item Net result of financial transactions.

Note 3.                                                          Trading Gains/Losses on Securities and Derivatives

All trading gains and losses on securities and derivatives are recognized currently in income under the item Net result of financial transactions.

Note 4.                                                          Interest Revenues/Expenses

The reporting of interest revenues and interest expenses related to derivative instruments is reported on the income statement on a net basis.

Note 5.                                                          Pension obligations

The Company sponsors a defined benefit multiemployer plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The standard includes, among other things, how to account for and provide information on remuneration in the form of pension commitments. The standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Such information has not yet been made available for the Company. Under such circumstances, the company has accounted for its pension costs under the multiemployer plan arrangement as if the plan were a defined contribution plan arrangement, i.e. as set out in paragraph 30 of IAS 19. The application of RR 29 has not had any material effect on this report.

The pension costs for the six-month period ended June 30, 2005, amounts to approximately Skr 15 million (approximately 12 million).

Note 6.                                                          Taxes

Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%), and, as from 2005, due to new tax regulation, with addition to certain tax costs related to holding untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 7.                                                          Counterparty Exposures

For the Company’s counterparty exposures related to interest-bearing securities, credits and derivative instruments at June 30, 2005 and December 31, 2004, classified by type of borrower, guarantor, collateral or issuer, see table on page 4.

Note 8.                                                          Credits

Represents credits granted against documentation in the form of interest-bearing securities.

Note 9.                                                          Past-Due Credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 0.0).

Note 10.                                                   Untaxed Reserves

Allocations to and/or dissolutions of untaxed reserves are made only at year-end. Accordingly, the balances thereof at June 30 are the same as those at the preceding year-end.

Note 11.                                                   Currency Exchange Impact on Total Assets

The amount of total assets at period-end, Skr 199.4 billion, was approximately Skr 7.5 billion higher than it would have been if the currency exchange rates as of December 31, 2004, had been unchanged.

Note 12.                                                   Earnings per Share

Earnings per share consists of net profit for the period divided by the number of shares. The total number of shares at June 30, 2005, and at December 31, 2004 was 990,000.

Note 13.                                                   Risk Capital and Capital Base

The Company’s risk capital consists of shareholders’ funds plus untaxed reserves and subordinated debt at period-end. In excess of these funds, The Government  issued to SEK a guarantee of callable capital, amounting to Skr 600 million. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

The total regulatory capital adequacy ratio at period-end was 15.9 percent (December 31, 2004: 16.3 percent), of which 9.6 percent (December 31, 2004: 10.2 percent) represented Tier-1 and 6.3 percent (December 31, 2004: 6.1 percent) represented Tier-2. Adjusted for inclusion of guarantee capital of Skr 600 million from SEK’s shareholders in the Tier-1 capital base, the adjusted capital adequacy ratio at period-end was 17.3 percent (December 31, 2004: 17.9 percent), of which 11.0 percent represented adjusted Tier-1 (December 31, 2004: 11.9 percent).

See also table “Capital base and required capital” elsewhere in this report.

The aggregate volume of funds borrowed and shareholders’ funds, exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Note 14.                                                   Reconciliation to accounting principles generally accepted in the United States

Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

Deferred taxation – U.S. GAAP requires the recognition of a deferred tax liability on all taxable differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future. To the extent that it is more likely than not that a recorded deferred tax asset will not be realized, an offsetting valuation allowance is recorded. Such comprehensive tax accounting has been required also in Sweden since 2001 when IAS 12, with some modifications, was adopted as Swedish GAAP.

Own debt repurchased – Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company’s debt instruments would be recognized immediately. For purpose of measuring such gain or loss, the carrying value of debt will differ from the reported amount under Swedish GAAP when debt has been designated as a hedge instrument in a qualifying fair value hedge transaction. In such qualifying fair value hedge transaction, while the hedge remains effective the carrying value of the debt instrument is adjusted in an amount equal to the change in fair value of the hedging derivative instrument, excluding any previously recognized hedge ineffectiveness. See Note 1 (p) for the Swedish GAAP treatment.

Debt Securities – The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as “Available-for-Sale-Securities” under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses on such securities, net of tax, as a component of comprehensive income.

As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under U.S. GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

Derivatives – Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge derivative’s change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged through income, or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge derivative’s change in fair value is recognized immediately in income.

Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous U.S. GAAP standards.  These hedging relationships did not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in the item “Derivatives and hedging activities” in earnings has been reduced.

The remaining volatility in earnings in the item “Derivatives and hedging activities” is related to derivatives that under U.S. GAAP do not qualify for hedge accounting even though they have been acquired or written for the purpose of economically hedging assets or liabilities. One main component of the remaining volatility is related to derivatives in the portfolio of held-to-maturity securities where according to U.S. GAAP hedge accounting is not allowed. Another main component of the remaining volatility is related to derivatives hedging perpetual subordinated debt where hedge accounting has not yet been achieved. Such changes in fair value are included in “derivatives and hedging activities” in the summary of significant adjustments tables which follow.

Adoption of these new accounting standards resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income.  Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, subsequent changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment at

January 1, 2001 to the carrying value of the assets and liabilities is being accreted to income on a straight line basis over eleven years, which is estimated to approximate the application of a level yield method over the contractual life of hedged assets and liabilities.  The Company monitors changes in the amount and composition of hedged accounts and will make adjustments deemed necessary to maintain an approximate level yield amortization method.

Foreign exchange differences on investment securities – SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is a substantially identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

However, under U.S. GAAP the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing are taken to earnings. This leads to a mismatch between recognition of the income statement impact of changes in currency exchange rates, with exchange rate changes impacting funding liabilities reported in current earnings whereas exchange rate changes impacting the carrying amount of available for sale securities are reported as a component of other comprehensive earnings.

The result of the foregoing is that for the six-month period ended June 30, 2005 SEK’s U.S. GAAP profits are decreased by Skr 3,130.8 million compared to Swedish GAAP profits, and for the corresponding period ending June 30, 2004, SEK’s U.S. GAAP profits are decreased by 194.9 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders’ funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders’ funds).

Other – Other items include a valuation difference and amortization thereof arising in connection with acquisition of the Company’s head office building. This valuation difference represents the differential between the purchase price and tax depreciable value related to property.

No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company’s net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b), Note 1(c)).  Due to the retention of some credit risk on loans extended by the Company within the S-system, under U.S. GAAP SEK would be required to account for all effects related to the income statement of the S-system as gross revenues or costs for SEK; such presentation would not however result in an adjustment to reported net income or shareholders’ funds under U.S. GAAP.

The following is a summary of the significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In millions of Skr unless otherwise stated)	2005	2004
Net profit for the period under Swedish GAAP	165.8	221.4
Amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	(1.9)	(3.3)
Gains/(losses) in connection with repurchases of own-debt	(0.1)	27.6
Derivatives and hedging activities	643.0	(55.1)
Accretion of discount on liabilities and amortization of premiums on assets that qualified for hedge accounting before adoption of SFAS 133	(85.9)	(85.9)
Foreign exchange differences on available-for-sale securities	(3,130.8)	(194.9)
Other	(2.0)	—
Tax effect of U.S. GAAP adjustments	721.2	87.2
Deferred taxation	—	—
Net adjustments	(1,856.5)	(224.4)
Net profit (loss) for the period under U.S. GAAP	(1,690.7)	(3.0)

Earnings (loss) per share under U.S. GAAP (Skr)	(1,707.8)	(3.0)

The following is a summary of the significant adjustments to comprehensive income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In Skr million unless otherwise stated)	2005	2004
Net profit (loss) for the period under U.S. GAAP	(1,690.7)	(3.0)
Other comprehensive income:
Difference between fair value and book value of available-for- sale securities (exclusive of foreign exchange differences)*	22.0	(53.8)
Difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences**	3,130.8	194.9
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(2.7)	(35.5)
Tax effect on other comprehensive income	(882.0)	(29.6)
Total other comprehensive income	2,268.1	76.0
Comprehensive income under U.S. GAAP	577.4	73.0

* For the six-month period ended June 30, 2005, reclassification has been made in other comprehensive income related to securities sold during the period. The realized gains (exclusive of foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 0.2 million.

** For the six-month period ended June 30, 2005, reclassification has been made in other comprehensive income related to available-for-sale securities sold during the period. The realized gains (solely related to foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 76.6 million.

The following is a summary of the significant adjustments to shareholders´ funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	June 30,		December 31,
(In millions of Skr)	2005	2004	2004
Shareholders’ funds under Swedish GAAP	3,557.6	3,173.6	3,391.8
Unamortized gains on securities transferred to held to maturity securities in 1996	17.6	21.3	19.5
Gains/(losses) in connection with repurchases of own-debt	(12.0)	38.5	(11.9)
Difference between fair value and book value in available-for-sale securities	141.6	49.1	119.6
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	0.8	12.8	3.5
Derivatives and hedging activities	655.0	(125.7)	12.0
Accretion of discount on liabilities and amortization of premium on assets that qualified for hedge accounting prior to adoption of SFAS 133	905.7	1,077.6	991.6
Other	31.1	33.1	33.1
Tax effect of U.S. GAAP adjustments	(478.4)	(300.6)	(317.6)
Deferred taxation	(25.5)	(26.3)	(25.5)
Net adjustments	1,235.9	779.8	824.3
Shareholders’ funds under U.S. GAAP	4,793.5	3,953.4	4,216.1

Reportable segments of SEK’s operations under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” are SEK exclusive of the S-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

The holding gains on available-for-sale securities, including foreign exchange difference adjusted from net profit, would, under U.S. GAAP, be reported with “Comprehensive Income” under SFAS No. 130 “Reporting Comprehensive Income”.

The Company has not identified any financial instruments classified as available-for-sale or held to maturity that were impaired at the balance sheet date.

Accounting for derivative instruments and hedging activities – SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138 (the “Standard”) is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. The Standard requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

(1)                                  The risk of changes in the overall fair value of the entire hedged item.

(2)                                  The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk).

(3)                                  The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk).

(4)                                  The risk of changes in its fair value attributable to changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at the inception of the hedge (referred to as credit risk).

If the risk designated as being hedged is not the risk in (1) in the paragraph above, SEK may designate one or more of the other risks (interest rate risk, foreign currency exchange risk and credit risk) as the hedged risk. The benchmark interest rate being hedged in a hedge of interest rate risk will be specifically identified as part of the designation and documentation at the inception of the hedging relationship.

As SEK currently hedges the risk of fair value changes in its loans or investments, the transactions are accounted for according to the fair value hedge model pursuant to SFAS 133.

There are currently four different strategies used within SEK to hedge changes in fair value.

(A)                              Hedge of changes in fair value due to interest rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap (“IRS”), swapping fixed to floating interest rates.

(B)                                Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross currency interest rate swap (“CIRS”), going from fixed interest rate in one currency to floating interest rate in another currency.

(C)                                Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A), above it is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of IRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate to floating interest rate.

(D)                               Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of CIRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate in one currency to floating interest rate in another currency.

Both at the inception of the hedge and on an ongoing basis, SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors are derived from the zero coupon curve, based on the swap curve, for each currency. Embedded features, such as options, futures or forwards, are valued using the best accessible market data and best practice valuation models. A valuation from an external counterparty may also be used. The market price for the transaction in question or for a similar transaction is used to derive the fair value of the option, future or forward contracts. The fair value may also be derived from an external counterparty.

Quantitative disclosures about ineffectiveness –  Net gain or loss recognized in earnings representing (a) the amount of hedge ineffectiveness in fair value hedges, and (b) the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness is reported as one component of  “Derivatives and hedging activities” in the statement of significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP.  For the six-month period ended June 30, 2005, a net loss amounting to Skr 21.4 million related to the amount of hedge ineffectiveness in fair value hedges was reported as one component of the item “Derivatives and hedging activities”.

Recent Accounting Matters

In December 2004, FASB Statement No. 123 (revised 2004) “Share-Based Payments” (FAS 123(R)) was issued. FAS 123(R) is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and its related implementation guidance. The Company has no employee stock option plans or other services awarded with own equity instruments. FAS 123(R), accordingly, has no impact on the Company’s financial statements.

In December 2004, FASB Statement No. 153 “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (FAS 153) was issued. FAS 153 amends ABP 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company does not expect that the adoption of FAS 153 will materially affect its financial position and results of operations under U.S. GAAP.

In January 2003, FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46) was issued. It was replaced by FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)). FIN 46(R) is an interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and changes the criteria used by companies in deciding whether they are required to consolidate another entity. Under FIN 46 and FIN 46(R), the Company is required to evaluate its structures to determine whether it is reasonably likely that the Company would be required to consolidate or disclose information about each VIE’s nature, purpose, size and activities, together with the Company’s maximum exposure to loss. For VIE’s created prior to February 1, 2003 the Company is required to adopt the accounting provisions commencing January 1, 2004. The Company has not identified any entities which would meet the definition of a variable interest entity and FIN 46(R), accordingly, has not had any effect on the Company’s financial statements.

In May 2005, FASB Statement No. 154, “Accounting Changes and Error Corrections” (FAS 154) was issued. Statement 154 replaces APB No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Changes in Interim Financial Statements. The Statement changes the accounting for, and reporting of, a change in accounting principle. Statement 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so.

In June 2005, the FASB provided new guidance with respect to accounting for certain embedded characteristics of debt and hybrid debt instruments including indexation and settlement provisions of put and call features.  Statement 133 Implementation Issue B16 provided clarification with respect to certain debt instruments denominated in non-functional currencies of the issuer or creditor, whereas Implementation Issues No. B38 and B39 provided interpretive guidance relating to when such embedded features require bifurcation.  Guidance in Issues No. B38 and B39 will be effective for reporting periods beginning after December 15, 2005, and is not expected to have a significant effect on adoption.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2005

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President